Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Scott P. Doney~	Joe Laxague~	Facsimile: 702-944-7100
Email: kcane@caneclark.com

April 3, 2008

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention:  Duc Dang, Staff Attorney, Division of Corporation Finance

Re:	Media Sentiment, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 28, 2008
File No. 333-144101

We write on behalf of Media Sentiment, Inc. (the “Company”) in response to your letter of March 11, 2008, by Michael McTiernan, Special Counsel of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Comment Letter”).  On behalf of the Company, we have filed with the Commission via the EDGAR system, the Fourth Amended Registration Statement on Form S-1 (the “Fourth Amended S-1”).

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

General

1.
We note your response to comment 1.  It appears that the purpose of the merger and spin-off is to create two reporting companies with your shareholder base.  Please advise us which company will assume the current Exchange Act reporting obligation and whether the other company will register under the Exchange Act.  Please provide an analysis for your approach.

In response to this comment, Debut Broadcasting Corporation, Inc. will assume the current Exchange Act reporting obligations.  Upon effectiveness of Fourth Amended S-1, or subsequent amendment as the case may be, the Company will be reporting entity under Section 15 of the Exchange Act.  Nevertheless, the Company plans to register its common shares under Section 12 of the Exchange Act at a later date. After reviewing

Staff Legal Bulletin 4, the Company thought it wise to register the spin-off transaction under a Form SB-2/S-1 registration statement, as opposed to availing itself of an exemption from registration, and then follow the Securities Act registration with an Exchange Act registration using Form 8-A12G.

2.
We are not able to locate your response to comment 3.  We reissue the comment.  We continue to note the disclosure on page four that “as a result of the merger” it was determined that the two businesses would be operated separately.  It is not clear how the determination to spin off was a “result of the merger” based on the disclosure on pages 4 and 14 of your Form 8-K filed May 22, 2007. Please revise your disclosure to accurately reflect the timing of intentions and events.  Also, please revise to clarify if and when the stock dividend was declared.

In response to this comment, the Company inadvertently left out the revised disclosure in the prior amendment. Please see the revised disclosure about the events that took place.

3.	Please update your financial statements in accordance with Article 8-08(b) of Regulation S-X

In response to this comment, the Company updated its financial statements accordingly.

Purchasing Shareholders, page 16

4.	We reissue comment 6. We continue to note the disclosure that DBI is offering “up to” 3,640,650 shares.

In response to this comment, the Company revised the disclosure to state, “Our parent company, DBI, is offering 3,640,650 shares of our common stock exclusively to its April 20 Shareholders pursuant to its plan of reorganization.”

Directors, Executive Officers, Promotors and Control Persons, page 25

5.
We note your response to comment 7 and the revised disclosure on page 26 discussing the duties Messrs. Munz and White perform in their separate capacities as independent contractors, for which they are paid as officers, for which they are not paid. The descriptions of duties appear to overlap.  For instance, you disclose that as a contractor, Mr. White provides financial planning and other financial related services.  This appears to be the same as his duty to “direct the company’s financial goals, objectives, and budget” and support capital raising strategies.  Also, Mr. Munz’s dutyas a contractor to provide you with project management and business analysis appears to overlap his president function of implementing the strategic goals and objectives of the company. Please revise to clarify how the disclosure that your executive officers are not compensated is consistent with their compensation as a contractor.

In response to this comment, the duties may appear to overlap but the independent contractor duties are operational in nature as opposed to the officer duties, which are managerial and fiduciary in nature.  The company has agreed to compensate Messrs Munz and White for their independent contractor duties.  The company does not pay Messrs. Munz and White for serving in their officer capacities.  The distinction is subtle but exists.  For instance, Mr. White’s officer activities are principally related to reporting compliance and are separate and apart from the operational duties of maintaining the books. Mr. Munz fiduciary responsibilities to lead the company as its CEO are separate and apart from the implementation of the company’s business goals.  In other words, payment is for duties related to contractor activities that involve actually performing the work and not the direction, control and oversight at the corporate level – which are officer duties to which the company does not compensate Messrs. Munz and White.

6.
We note your response to comment 8 and reissue the comment. Considering your financial situation, please revise to disclose the compensation arrangement provided to Messrs. Conway, Sirbu, and Polyakov.

In response to this comment, the Company revised its disclosure to state the compensation arrangements provided to these independent contractors.

7.	We reissue comment 9. Please revise to provide the disclosure required by Item 401 of Regulation S-B.

In response to this comment, the Company revised its disclosure accordingly.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/Scott Doney
Scott Doney, Esq.
Cane Clark, LLP